Brambles 02 NOV 13 [illegible] 10:27

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

31 October 2002

02060279

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

dlw 12/12

Form 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

30 October 2002

12) Total holding following this notification

Holding fallen below 10%

13) Total percentage holding of issued class following this notification

Not advised

Form 82-5205

14) Any additional information

Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Brambles Industries plc (ie their holding is below 10%)

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of Notification - 31 October 2002

SEC File

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

N/A

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

30 October 2002

12) Total holding following this notification

Holding fallen below 10%

13) Total percentage holding of issued class following this notification

Not advised

14) Any additional information

Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Brambles Industries plc (ie their holding is below 10%)

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of Notification - 31 October 2002